SUBSCRIPTION AGREEMENT

TALLGRASS PICTURES LLC

Tallgrass Pictures LLC
c/o Jeffrey Lamont Brown, Manager
710 13th Street (#300)
San Diego, CA 92101
Email: jb@izolabakery.com

Dear Sir:

Reference is made to the offer and sale of membership units (each a "**Unit**") in Tallgrass Pictures LLC, a California limited liability company (the "**Company**"), to certain investors pursuant to a "Regulation Crowdfunding" offering (the "**Offering**") as set forth in in those certain offering materials (as supplemented or amended from time to time) (the "**Offering Materials**") available to the undersigned on the Company offering profile at https://www.mainvest.com.

The undersigned acknowledges that the Offering consists of the sale of Units at a price per Unit of $1.00 and that immediately preceding the Offering, there are 12,000,000 Units issued and outstanding. The undersigned further acknowledges that (a) the Company will not, except if waived in writing by the Company, accept subscriptions for less than $1,000 (corresponding to the purchase of 1,000 Units); (b) if the Company fails to receive offers to purchase Units exceeding the target offering amount identified in the Offering Statement (also known as a Form C) filed in connection with the Offering (as may be amended or supplemented by a Form C/A), the Company may reject this Subscription Agreement and cancel the Offering; (c) the Company will accept subscriptions for Units on a first come, first served basis, as and when such subscription agreements, along with the required consideration, are received; (d) the Company may accept only a portion of a subscription for Units in its discretion; (e) the Manager of the Company ("**Manager**") reserves the right, in Manager's sole discretion, (i) to accept or reject any subscription agreement or limit the amount of Units which any investor in the Offering may acquire; (ii) to accept investment in excess of the target offering amount up to a certain maximum investment amount, each as identified in the Offering Statement filed in connection with the Offering (as may be amended or supplemented); and (f) the ownership of Units shall be subject to the terms and conditions of the governing documents of the Company, including, without limitation, the Articles of Organization of the Company filed with the Secretary of State of California, as amended, and the Operating Agreement of Tallgrass Pictures LLC, a California limited liability company ("**Operating Agreement**"), copies of which are included in the Offering Materials.

Based on the above acknowledgements, and subject to the terms and conditions of this Subscription Agreement, the undersigned hereby agrees as follows:

1.   Subscription for Units. The undersigned hereby subscribes for and agrees to purchase _____ Units of the Company, for an aggregate investment amount of $_____, on the terms and conditions set forth in this Subscription Agreement. The undersigned understands that he, she or it may only cancel this subscription as specifically set forth in the Offering Materials and, subject to such cancellation rights, this subscription is irrevocable.

2.   Closing of Purchase; Investor Deliveries. The closing (the "**Closing**") of the purchase of the Units by the undersigned shall take place on such date that the Manager acknowledges its acceptance of this Subscription Agreement by signing it. Prior to execution of this Subscription Agreement by Manager, Manager must receive from the undersigned (a) this Subscription Agreement, duly completed and executed by the undersigned, and (b) payment of the full investment amount via Automatic Clearing House (ACH) Transfer or Debit Card to an escrow account that shall hold all funds from subscriptions to purchase Units designated by Mainvest, Inc. until such time as the Offering has completed. Upon receipt of valid subscriptions and payment for Units in excess of the target offering amount, Mainvest will instruct the Escrow Agent to transfer all capital raised, less fees owed to Mainvest, to the Company within five (5) business days of the funding, and the Company will deliver a signed counterpart of this Subscription Agreement within ten (10) days of the funding transfers. The undersigned recognizes that the Company shall have the right to reject this subscription, in whole or in part, for any reason whatsoever and return the subscription proceeds without interest.

3.   Agreement to be Bound by Operating Agreement. As of the Closing, the undersigned shall be admitted to the Company as a Member (as that term is defined in the Operating Agreement) and shall have all the rights and be subject to all the obligations of such Member, as an owner of Units, under the Operating Agreement. The undersigned understands and agrees his, her, or its ownership of Units will be governed by the Operating Agreement and undersigned shall be bound by all the terms and conditions of the Operating Agreement. The undersigned further acknowledges and agrees that, except as otherwise expressly provided in the Operating Agreement, arbitration is the sole and exclusive remedy for the settlement of any dispute or controversy concerning the Operating Agreement or the rights of the parties under the Operating Agreement.

4.   Notice Address; Payment Acknowledgment.

a.   The undersigned's contact information for purposes of notices and other communications provided under the Operating Agreement is set forth in this Subscription Agreement and the undersigned acknowledges that any changes to his, her or its contact information in Company's records must comply with the procedures set forth in the Operating Agreement.

b.   The undersigned agrees to maintain an account with an online portal or other agent designated by the Company with current payment information necessary for payments to the undersigned under the terms of the Operating Agreement to be completed. All such payments to the undersigned shall be deposited into the undersigned's linked account, or through any other reasonable payment method as requested by the Company.

5. <u>Investor Representations and Warranties; Additional Covenants</u>. In order to induce the Company to permit the undersigned to purchase all, or a designated number of the Units, the undersigned hereby warrants, represents and covenants to the Company:

a. The undersigned acknowledges that the Company has made available to him, her or it the opportunity to ask questions and receive answers concerning the Company, the Units, the Operating Agreement, the Offering Materials, this Subscription Agreement and any other information provided by the Company to the undersigned. The undersigned has consulted such legal, tax, and investment advisors, as he, she or it, in his, her or its sole discretion, has deemed necessary or appropriate in connection with this investment and the information made available to the undersigned by the Company.

b. The undersigned is purchasing the Units for his, her or its own account for investment only and not with a view to the distribution or resale thereof to anyone else. The undersigned fully understands that an investment in the Units involves a high degree of risk. The undersigned is familiar with the nature of, and the risks attendant to, an investment of the type described in the Offering Materials and this Subscription Agreement, the tax consequences of such an investment, and is financially capable of bearing the economic risk of investing in the Company and can afford the loss of the total amount of such investment.

c. The undersigned has received, carefully read and understands the Offering Materials, including, without limitation, the Company's Operating Agreement. The undersigned has had a full opportunity to review the information in the Offering Materials and the provisions of the Operating Agreement and to consult with his, her or its independent legal, financial, accounting, tax and other professional advisors regarding the information set forth therein with respect to his, her or its investment in the Units. The undersigned understands that the Offering Statement filed with Securities and Exchange Commission in connection with the Offering may be amended or updated from time to time by the Company and if the amendment reflects material changes, additions or updates, the undersigned will be required to affirmatively reconfirm its subscription for Units hereunder within five business days of the filing of the amendment, or the investor's commitment will be considered cancelled.

d. The undersigned understands that the Units being offered are not subject to an effective registration statement under the Securities Act of 1933, amended (the "**Securities Act**") and applicable state securities laws, and that the Units are being offered and sole in reliance on exemptions provided under Title III of the Jobs Act and Regulation Crowdfunding, described in 17 CFR §§ 227.100-502 (the "**CF Exemption**"). The undersigned further understands that (i) no governmental authority has made any finding or determination relating to the fairness or the merits of the Offering and (ii) the undersigned has no right to require the Company to register the Units under federal or state securities laws at any time.

e. The undersigned agrees that the undersigned will not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire or take a pledge of) the Units except in compliance with the Company's Operating Agreement and the Securities Exemption. The undersigned acknowledges that the transferability of the Units is severely limited and that the undersigned must continue to bear the economic risk of this investment for an indefinite period unless the sale or transfer thereof is subsequently registered under the Securities Act and applicable state securities laws or an exemption from such registration is available, and that during the period in which the Units are being offered and sold by the Company, and for a period of twelve months from the date of the last sale by the Company of the Units in the Offering, all permitted resales of all or any part of the Units, by any person, shall be made only in accordance with the CF Exemption.

f.   The undersigned: (i) does not have an overall commitment to investments that are not readily marketable that is disproportionate to his, her or its net worth, and his, her or its acquisition of the Units will not cause such overall commitment to become excessive, and (ii) has adequate net worth and means of providing for his, her or its current needs and personal contingencies to sustain a complete loss of his, her or its investment in the Units, and has no need for liquidity in the investment in the Units. The undersigned's investment in the Units, together with any other investments made in any Regulation Crowdfunding offering during the 12-month period preceding the date of such transaction, does not exceed the maximum amount allowed by governing regulations and described by 17 CFR §227.100(a)(2).

g.   The undersigned's principal residence (or principal office in the case of a corporation, limited liability company, partnership or trust) both at the time of the initial offer of the Units to the undersigned and at present was and is within _____.

h.   Subject to the Company's rights to reject all or a portion of the undersigned's offer to invest, the undersigned understands that he, she or it shall, by entering into this Subscription Agreement, become a party to the Operating Agreement of the Company, which provides for, among other things, the terms and conditions applicable to the ownership of the Units.

i.   Other than the fees to be paid to Mainvest by the Company (as discussed in the Offering Materials), no commission or other remuneration shall be paid to any person in connection with the offer or sale of the Units.

j.   The undersigned acknowledges that any legal counsel for the Company is legal counsel solely for the Company regarding this investment and not for the undersigned and that the undersigned therefore may want to have its own legal counsel review the Operating Agreement (and related Offering Materials) before signing.

k.   The undersigned acknowledges that an investment in the Units is speculative and agrees that no guarantees have been made to the undersigned by the Company or any of their respective agents, managers, members, employees or affiliates, about an investment in the Units or the future financial performance of the Company. It is understood that information and explanations related to the terms and conditions of the purchase and ownership of the Units provided in the Offering Materials or otherwise by the Company shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The undersigned has reviewed the cautionary statements made in the Offering Materials about the Company's projected future financial information and other forward-looking statements, and has not relied upon such projections or forward-looking information as if such projections and statements were guaranteed

6.   Additional Investment Considerations.   In considering an investment in the Company, the undersigned has been made aware of certain special considerations and risk factors, some of which are set forth in **Exhibit 1** hereto. However, the inclusion of specific special considerations and risk factors in this Subscription Agreement should not be construed to imply that each area of potential risk has been described in complete detail, or that there are not other special considerations or risk factors that apply to an investment in the Company. The undersigned is encouraged to review **Exhibit 1** carefully.

7.   General. This Subscription Agreement (a) shall be binding upon undersigned and the legal representatives, successors and assigns of the undersigned, (b) shall survive the admission of Investor as a Member of the Company (as defined in the Operating Agreement), (c) shall not be assignable by the undersigned without the consent of the Manager, and (d) may not be amended except with the written consent of the undersigned and Manager. This Subscription Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement. The parties may execute this Subscription Agreement by means of electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000 e.g., www.docusign.com) and the parties agree that the receipt of this Subscription Agreement so executed shall be binding on such parties and shall be construed as originals. This Subscription Agreement shall be governed by the laws of the State of California, without regard to principles of conflicts of laws. Any term or provision of this Subscription Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Subscription Agreement or affecting the validity or enforceability of any of the terms or provisions of this Subscription Agreement in any other jurisdiction. It is understood and agreed that this Subscription Agreement constitutes the full, complete and final expression of the parties' understanding with respect to the subject matter hereof.

8.   Indemnity. The undersigned agrees to indemnify and hold harmless the Company and its managers, members, employees, agents, representatives and affiliates, and any person acting on behalf of the Company, from and against any and all damage, loss, liability, cost and expense (including reasonable attorneys' fees) which any of them may incur by reason of the failure by the undersigned to fulfill any of the terms and conditions of this Subscription Agreement, or by reason of any misrepresentation or breach of warranty made by the undersigned herein or in any other document provided by the undersigned to the Company or its representatives. All representations, warranties and agreements contained herein shall survive the execution, delivery and acceptance of this Subscription Agreement and the undersigned's purchase of the Units.

[Signatures Begin on Following Page]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of the signature date below.

SUBSCRIBER:

______________________________ Date:______________________________

Signature (and Title, if applicable)

____

Print Name (and Title, if applicable)

Tax ID:______________________________

Street Address:

______________________________ City, State, Zip:______________________________

Phone Number:______________________________ Email:______________________________

AGREED TO AND ACCEPTED BY COMPANY:

Tallgrass Pictures LLC,
a California limited liability company

DocuSigned by:

By: Jeffrey Brown
207ECF01D249488...

Jeffrey Lamont Brown, Manager

EXHIBIT 1

CERTAIN RISK FACTORS

In addition to the risk disclosures set forth in the Subscription Agreement and in the offering materials, as supplemented from time to time ("**Offering Materials**"), available to the undersigned on the Tallgrass Pictures LLC ("**Company**") offering profile at https://www.mainvest.com, each purchaser of Units in the Company (referred to herein as "**Investor**" or "**you**," or collectively as "**Investors**") is urged to carefully consider the risk factors discussed below and to consult its own advisors with respect to the offering of Units by Company (the "**Offering**") prior to making an investment.

The rights and obligations of the Members of the Company are set forth in the Operating Agreement of Tallgrass Pictures LLC ("**Operating Agreement'**). A copy of the Operating Agreement is included as Appendix C of the Offering Materials. Investors are encouraged to review the Operating Agreement and the other Offering Materials before making an investment. Any capitalized terms not defined herein shall have the meanings set forth in the Operating Agreement.

In addition to their own investigation and examination of the Company, the Manager, the Offering Materials, the market and other risks, Investors in the Company should consider, among other things, the following (with the understanding that the inclusion of specific special considerations and risk factors in this Subscription Agreement should not be construed to imply that each area of potential risk has been described in complete detail, or that there are no other special considerations or risk factors that apply to an investment in the Company).

The Company's current business of owning and operating IZOLA artisanal bakeries and the marketing, licensing and sale of products and services using the IZOLA's trade name will be referred to below as "IZOLA."

THE UNITS ARE A SPECULATIVE INVESTMENT; YOU MIGHT LOSE YOUR MONEY

The Company's current business, the development and operation of IZOLA artisanal bakeries, is in the early stages of its development on which to base an evaluation of its business and prospects. Investors in the Company should understand that the market for IZOLA's products and services has not been tested beyond IZOLA's initial retail location and many variables, both anticipated and unanticipated, may affect the success of IZOLA. No assurance can be given as to the ultimate success of IZOLA, as to its ability to generate revenues or as to how soon, if ever, the purchasers of Units may receive a return on their investment.

RISKS OF UNDERCAPITALIZATION AND ADDITIONAL CAPITAL RAISES

IZOLA currently has a limited sales history. Without robust sales, IZOLA will rely almost entirely on the proceeds from the Offering to fund growth of its operations. The Company anticipates seeking to raise additional capital to maximize the opportunities available to IZOLA. A financing may involve incurring debt or selling equity securities to raise money to pay for operating expenses and the implementation of IZOLA's business strategy. The Company cannot assure Investors that additional financing will be available to IZOLA on commercially reasonable terms, or at all. If the Company raises capital through the sale of equity securities, the percentage ownership of the Members could be diluted. In addition, any new equity securities may have rights, preferences or privileges senior to those of the holders of the Company's outstanding Units at the time of such investment. If the Company is unable to obtain additional financing, its ability to fund its operations and execute its business plan could be materially adversely affected and Investors could lose all or a significant portion of their investment. The Company's inability to adequately fund its business development would also harm its ability to earn revenues.

LIMITED SERVICES

IZOLA operates with a very limited scope, offering only particular goods and services to customers, making them vulnerable to changes in customer preferences.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

COMPETITION

The market in which the Company operates is highly competitive and could become increasingly competitive with new entrants in the market. IZOLA competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from IZOLA's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in the Company's management or vote on and/or influence any managerial decisions regarding the Company, including decisions relating to IZOLA. Furthermore, if the founders or other key personnel of the Company were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially.

The Company's success will be dependent, in part, upon the services of its senior management, currently Jeffrey Lamont Brown ("**Brown**") and Jennifer Chen ("**Chen**"). The Company does not currently have written employment agreements with its senior management. The loss of the services of one or more members of senior management could have a significant adverse effect on the Company's business, operating results and financial condition.

FINANCIAL FORECASTS RISKS

The financial forecasts provided to Investors by the Company are forecasts by the Company based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which the Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, IZOLA is a newly established business and therefore has limited operating history from which forecasts could be projected.

IZOLA's limited operating history makes financial forecasting highly speculative. Because of the speculative nature of such forecasting, future operating results will undoubtedly differ materially from any forward-looking or "pro forma" forecasts and financial projections which may have been provided to Investors by the Company. Investors are therefore cautioned against relying on any such forward-looking statements or financial projections as a prediction of future results.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. In addition, the Operating Agreement restricts the transfer of Units. Given these factors, you should be prepared to hold your investment for its full term.

IZOLA anticipates that for the foreseeable future it will retain and reinvest any profits from operations back into the business to fund growth and expansion. Therefore, even if the Company is profitable, it is not likely to make any cash distributions to Investors for some time.

Each Investor will be required to represent that (i) the Units are being acquired for investment and not with a view to distribution or resale, (ii) such Investor understands the Units are not freely transferable and (iii) such Investor must bear the economic risk of the investment for an indefinite period of time because the Units: (a) have not been registered under the Securities Act or applicable state "Blue Sky" or securities laws; and (b) cannot be sold unless they are subsequently registered or an exemption from such registration is available and such subscriber complies with the other applicable provisions of the Operating Agreement. There will be no market for the Units and Investors cannot expect to be able to liquidate their investment in case of an emergency. Further, the sale of the Units may have adverse federal income tax consequences (the potential purchasers are strongly advised to seek counsel from his or her tax and financial advisor with respect to an investment in the Company). A Member of the Company will be permitted to assign or sell its interest in the Company only in very limited circumstances, as more fully set forth in the Operating Agreement.

THE COMPANY MIGHT NEED MORE CAPITAL

The Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

THE PRICE OF THE UNITS WAS DETERMINED ARBITRARILY

The purchase price of the Units have been determined primarily by the anticipated capital needs of the Company and bears no relationship to any established criteria of value such as book value or earnings per Unit, or any combination thereof. There has been no independent or professional valuation of the Company for the Offering.

In 2022, Brown gifted 20% of his Units (2,400,000 Units) to Chen based on a value of $.01 per Unit.

THE INTENDED USE OF PROCEEDS IS ANTICIPATORY AND MAY BE SUBJECT TO CHANGE

The net proceeds to the Company from the sale of the Units are anticipated to be used as set forth in those certain offering materials (as supplemented or amended from time to time) (the **"Offering Materials"**) available to the undersigned on the Company offering profile at https://www.mainvest.com. The Investor understands the use of funds described in the Offering Materials are anticipated uses only and that the Manager retains broad discretion to reallocate the proceeds of the Offering as Manager deems necessary or appropriate to suit the needs of the Company as circumstances evolve. The failure of the Manager to apply such funds effectively could have a material adverse effect on the Company's business, results of operations and financial condition. The Company currently anticipates that it will retain future earnings, if any, for use in the operation and expansion of the Company's business (and the payment of certain debt) and, therefore, the Company does not anticipate declaring any distributions to Members in the foreseeable future.

CHANGES IN ECONOMIC CONDITIONS COULD HURT THE COMPANY

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect the Company's financial performance or ability to continue to operate. In the event the Company ceases operations due to the foregoing factors, it cannot guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The Offering of the Units will not be registered with the Securities and Exchange Commission under the Securities Act or the securities agency of any state, and the Units are being offered in reliance upon an exemption from the registration provisions of the Securities Act and state securities laws ("**Regulation Crowdfunding Exemption**"). Since this is a nonpublic offering and, as such, is not registered under federal or state securities laws, Investors will not have the benefit of review by the Securities and Exchange Commission or any state securities regulatory authority. If the Company should fail to comply with the requirements of the Regulation Crowdfunding Exemption, Investors may have the right, if they so desired, to rescind their purchase of the Units. It is possible that one or more Investors seeking rescission would succeed. If a number of Members were successful in seeking rescission, the Company would face severe financial demands that would adversely affect the Company as a whole and, thus, the investments in the Company by the remaining Members.

INCOMPLETE OFFERING INFORMATION

Title III does not require the Company to provide investors with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that Investors in the Company would make a different decision if they had more information.

LACK OF ONGOING INFORMATION

The Company will be required to provide some information to Investors for at least 12 months following the Offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although the Company will carry some insurance, the Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect the Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the Company's business.

CERTAIN FINANCING RISKS REGARDING EXPANSION TO SECOND LOCATION

IZOLA plans to open a second location at 3320 & 3326 Fairmount Avenue, San Diego, CA 92105 (the "**Second Location Property**"). It is anticipated that 3320 Fairmount LLC ("**EPC**"), which is co-owned by Brown and Chen, will acquire the Second Location Property and lease the Second Location Property to the Company. EPC and the Company are currently negotiating a loan in the amount of $2,005,000 to finance the acquisition of the Second Location Property and the construction of certain improvements to the Second Location Property ("**Second Location Financing**"). It is anticipated that both the Company and EPC will be the borrowers under the Second Location Financing and that Brown and Chen will personally guaranty the Second Location Financing. As between the Company and EPC, it is anticipated that EPC will be responsible for making the loan payments under the Second Location Financing (though the Company remains jointly and severally liable to the lender for any nonpayment under the Second Location Financing) and that the Company will pay rent to EPC in an amount to cover the loan payments. If the Company does not generate sufficient revenues to pay the anticipated rent and the Company is unable to raise additional financing (whether debt or equity) to make the rental payments (or to bring the Financing current, as applicable), then such failure to pay rent may result in a default under the Second Location Financing and collection proceeding against the Company, as well as against EPC and Brown and Chen, by the lender, resulting in the possible loss by Investors of all or a significant portion of their investment.

CONFLICTS OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

The Operating Agreement permits the Company to enter into contracts with Members and Affiliates (as defined in the Operation Agreement) which contain provisions and conditions which in the aggregate are substantially no less favorable to the Company than the provisions and conditions which could be obtained from persons who are not Affiliates of Members or Manager.

The Company anticipates expanding to the Second Location Property (as described above) by leasing the Second Location Property from EPC (defined above), which is co-owned by Brown and Chen (the current owners and executive management of the Company). The profitability of the Company will depend in part on the rental terms under this lease, which has yet to be negotiated. Brown and Chen have control over, and have significant ownership interests in, both the Company and EPC. This is a conflict of interest and the lease terms may be compromised because of such conflict. In addition, it is anticipated that the amount of the loan payments under the Financing will be a material factor in determining the rental amount to be paid by the Company to EPC.

Brown has personally guaranteed an SBA loan made to the Company and it is anticipated that Brown and Chen may personally guaranty future loans to the Company, including the Second Location Financing. As Manager, Brown will have the discretion as to how to allocate the resources of the Company, including whether to pay down debt personally guaranteed by Brown and/or Chen or under which EPC has liability (such as under the Second Location Financing). Brown may cause the Company to pay down this debt instead of using the funds for other business purposes, including business purposes that Investor may believe is a better use of such funds, such as distributions to Members or investment in sales, marketing or new equipment.

If the Company and EFC are both joint and severally liable under the Second Location Financing, then Brown's decisions on behalf of the Company may be compromised by his and Chen's financial interest in EPC (Brown and Chen currently each have a 50% ownership interest in EPC). For example, Brown may make decisions that benefit EFC under the Second Location Financing at the expense of the Company.

Generally, an Investor's interests and the interests of the Company's management should coincide: However, an Investor's interests might be in conflict not only in the areas described above, but in other important areas, including these: An Investor might want the Company to act conservatively to maximize the chances or size of distributions to the Investors, while the Company might prefer to spend aggressively to grow the IZOLA business. An Investor may desire to keep the compensation of managers lower than what the managers believe is fair compensation for their services.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

The Manager has the power, without the vote of the Members, to create classes of membership interests or units having rights, powers, and duties superior to the Units to be purchased by Investors, including, without limitation, the right to be paid before holders of such Units, the right to receive larger distributions than the holders of such Units, or the right to have a greater voice in management than holders of such Units.

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. the Company will not be required to implement these and other investor protections.

THE COMPANY IS SUBJECT TO THE CONTROL OF THE MANAGER AND THE OWNER OF A MAJORITY OF THE UNITS

The Company is a "manager-managed limited liability company" as defined in the California Revised Uniform Limited Liability Company Act, currently codified in the California Corporations Code, Sections 17701.01-17713.13, as the same may be amended from time to time. Manager will have the right to make all day-to-day decisions and most major decisions with respect to the management and operation of the business and affairs of the Company. The Members will have only very limited rights of approval of Company matters as set forth in the Operating Agreement. When Member approval is required under the Operating Agreement a majority of the outstanding Units can generally approve such decisions. As of the date hereof, Brown is the Manager and is also the holder a majority of the Units. As a result, Brown has very broad authority to act on behalf of the Company and minority Members in the Company will have very limited rights to limit or curtail Brown's actions. In addition, while Brown is the Manager of the Company, he may not be removed as the Manager under any circumstances unless a majority of the Units entitled to vote (excluding any Units owned by Brown) establishes, pursuant to a formal judgment by a court of law, that Brown has committed fraud pertaining to the performance of his duties as Manager.

THE BUSINESS PURPOSE OF THE COMPANY INCLUDES PURPOSES THAT MAY NOT BE OPERATING FOR PROFIT

While the principal business activity and purpose of the Company is the ownership and operation of IZOLA's bread cafes and the marketing, licensing and sale of products and services using the IZOLA's trade name, or any successor trade name, an additional business and purpose of the Company, which may not be operated for profit purposes, is the promotion of social and environmental change by supporting positive business practices, as determined by the Manager, including reducing inequality, lowering poverty levels, creating more sustainability for our environment, and building stronger communities. Accordingly, an investment in the Company may not be suitable for an investor who only wants to invest in a business that has a pure profit motive or who does not share the objectives of the Manager regarding supporting social and environmental change in this manner.

MEMBERS INCLUDING THE MANAGER MAY ENGAGE IN OUTSIDE BUSINESS ACTIVITIES

The Manager will not be required to devote any fixed amount of time to the affairs of the Company. The Members, including the Manager, are permitted to continue to engage in other business activities and are not obligated to present to the Company or Investors any particular investment or opportunity, even if the opportunity is of a character which, if presented to the Company, could be taken by the Company. As a result, the Manager or Members could divert opportunities away from the Company and reduce the potential returns resulting from the investment.

THE UNITS ARE UNCERTIFIED

Except as otherwise determined by the Manager, in Manager's discretion, the Units shall be uncertificated and a listing of the registered holders on the books and records of the Company shall be maintained solely on the registrar of the Company's membership interests and, if applicable, in the book-entry account system of any transfer agent appointed by the Company.

DISPUTES RELATING TO THE UNITS AND OPERATING AGREEMENT TO BE ARBITRATED

In most circumstances, binding arbitration shall constitute the sole and exclusive remedy for the settlement of any dispute or controversy concerning the Operating Agreement and the rights of Investor under the Operating Agreement. The arbitration proceeding will be conducted in San Diego, California, before a single arbitrator, and administered by JAMS under the JAMS Comprehensive Arbitration Rules and Procedures in effect at the time a demand for arbitration is made. The arbitration process is set forth in further detail in the Operating Agreement.

THE COMPANY'S OBLIGATION TO INDEMNIFY THE MANAGER AND MANAGER'S AFFILIATES COULD RESULT IN SIGNIFICANT CHANGES THAT WOULD ADVERSELY AFFECT THE COMPANY'S PERFORMANCE

Under the Operating Agreement, the Manager and Manager's affiliates are not liable to the Company or to the Members for any act or omission except for acts of misconduct or gross negligence, and under certain circumstances, the Manager and Manager's affiliates will be entitled to indemnification from the Company for certain losses, including, without limitation, on personal guarantees of Company debt. Such indemnification obligations may be material. The indemnification obligations of the Company would be payable from the assets of the Company, including the capital contributions of the Members.

RIGHTS TO REQUIRE MEMBERS TO PARTICIPATE IN A SALE TRANSACTION

Subject to certain limitations as set forth in the Operating Agreement, if Members holding a majority of the outstanding Units elect to consummate a sale of all of the Units or equity interests in the Company to any independent third party, the Operating Agreement obligates the other Members to consent to the proposed transaction and to take all other actions reasonably necessary or desirable to cause the consummation of such proposed transaction. Therefore, you may be required to sell your Units without consent if the owners of a majority of the Company's Units desire to sell their Units

COMPANY HAS RIGHTS TO PURCHASE UNITS UNDER CERTAIN CIRCUMSTANCES

If a Member receives a bona fide written offer from a third party to purchase all or a portion of such Member's Units, the Company has a right of first refusal to purchase such Units as set forth in more detail in the Operating Agreement.

The Company shall have the right, as set forth in more detail in the Operating Agreement, to repurchase the Units of a Member upon the withdrawal, resignation, expulsion, bankruptcy, dissolution, death or occurrence of any other event which terminates the continued membership of such Member. The purchase price for such Member's Units shall be the fair-market value of such Units as determined by the Manager in Manager's good faith discretion. The purchase price may be paid in full in cash or in installments as set forth in the Operating Agreement. These purchase terms are favorable to the Company.

SIDE AGREEMENT BETWEEN BROWN AND CHEN

Brown and Chen have entered into an agreement ("**Side Agreement**") giving each other the option and right to purchase the other's Units ("Purchase Right") in the event of the termination of the other's membership with the Company, including the withdrawal, expulsion, bankruptcy, dissolution, or death of such person ("**Dissociation Event**"). The purchase price for such Units is their fair market value based on an appraisal process (if Brown or Chen, or their legal representatives, as applicable, cannot agree on a purchase price). The Operating Agreement generally gives the Manager the right to cause the Company (or an assignee), in Manager's discretion, to acquire a Member's Units with respect to a Dissociation Event at fair market value as determined in the Manager's good faith discretion. If either Brown or Chen suffered a

Dissociation Event and the other exercised the Purchase Right with respect to such event, the Side Agreement would result in either Brown or Chen acquiring ownership of the other's Units, and not the Company, and possibly using a different process to determine the fair market value of the Units. If Chen acquires Brown's Units under the Side Agreement, then Chen may acquire enough Units to give her a majority of the outstanding Units, and, in such event, Chen would have sufficient votes to appoint herself the Manager of the Company, giving her substantial control over the Company's operations.

In addition to their business relationship operating IZOLA, Brown and Chen have a personal relationship. If their personal relationship ends (a "**Separation**"), then Brown has the right and option to purchase Chen's Units at fair market value, as agreed by Brown and Chen or, if they cannot agree, determined by an appraisal process. The Operating Agreement generally restricts transfers of Units except in certain circumstances, including transfers of Units approved by the Manager in its sole and absolute discretion. If Brown is the Manager at the time of Separation, then Brown will have the authority to approve the transfer of Units from Chen to Brown under the Side Agreement.

MEMBERS CLAIMS ARE SUBORDINATE TO CREDITORS

In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed to the Members only after the satisfaction of claims of creditors and the establishment of reserves. Accordingly, the ability of the Members to recover all or any portion of their investment under such circumstances will depend on the amount of the funds so realized and the claims to be satisfied therefrom.

OTHER BUSINESS RISKS

The current business of the Company is the operation of an artisan bakery, limited to hot-from-the-oven small-batch croissants and wild sourdough. A business primarily focused on this concept is a relatively untried concept in the United States. The success of the Company's business will in large part be dependent upon the acceptance by the public of this concept. Failure of the concept to find acceptance among local customers would likely result in the failure of the Company. In addition, the Company operates in an industry with significant competition. The Company's business plan does not rely on intellectual property rights owned by the Company, other than with respect to the IZOLA trade name As a result, there is little intellectual property protection of the Company's business plan, and competitors may develop competitive products that gain market acceptance. Competition could result in lost sales, pricing pressures, reduced margins or the failure of the Company to achieve or maintain market acceptance, any of which could have a material adverse effect on the Company's business, operating results and financial condition.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

At the time of this Subscription Agreement, the region and world are experiencing an ongoing pandemic caused by the COVID-19 virus. On the advice of public health officials, government authorities and regulators have in the past taken various actions to mitigate the spread of COVID-19, including requiring businesses to implement safety measures (social distancing, mask wearing), encouraging remote working, and ordering the shutdown of "non-essential" businesses. While many restrictions have been lifted, they will continue to impact business operations for the foreseeable future and new requirements could be imposed at any time. It is impossible to predict what long-term impacts the COVID-19 pandemic or similar public health emergencies may have on the Company or this investment.

CERTAIN TAX MATTERS

The Manager has elected that the Company be classified as a C corporation for Federal income tax purposes. As a C corporation, Company profits will be subject to double taxation (meaning that income earned by the Company is taxed at the entity level and, thereafter, remaining profits distributed to the holders of Units as dividends will be subject to income tax on the personal level). At any time, if deemed advisable by the Manager, the Manager shall have the right to cause (a) the Company to be converted from a limited liability company to a C Corporation, or (b) to merge the Company into a corporation that is per se taxed as a corporation or consolidate with another entity with the resulting entity being a corporation that is per se taxed as a corporation, in each case solely for the purposes of converting to a corporation that is per se taxed as a corporation and not to effect any change in ownership of the Company. If, at some point, the Manager elects that the Company be classified as a partnership, each Member will be subject to income tax each year on his, her or its allocable share of the income or gains (if any) of Company, even if no cash distributions are made by the Company to the Member or cash distributions made by the Company to the Member are not sufficient to pay taxes.

The foregoing list of Risk Factors is not a complete explanation of the risks involved in an investment in the Company. Investors should consult their own legal, tax and investment advisors before deciding whether to invest in the Company.